Mail Stop (Room 4561)

May 26, 2006

Robert Lisle
President and Chief Executive Officer
Assure Data, Inc.
6680 Yosemite
Dallas, Texas 75214

Re: Assure Data, Inc.
        Item 4.01 Form 8-K
        Filed May 10, 2006
        File No. 333-141347

Dear Mr. Lisle:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to the comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed on May 10, 2006

1. Revise your disclosures in accordance with Item 304(a)(1)(ii) of Regulation S-B,
   which requires that you state whether the accountant's report on the financial
   statements for either of the past two years contained an adverse opinion or
   disclaimer of opinion or was qualified or modified as to uncertainty, audit scope,
   or accounting principles.

2. We note that Tschopp, Whitcomb & Orr resigned on May 5, 2006 and that you are currently "interviewing other accounting firms to conduct an audit for the year ending December 1, 2006." Tell us the effective date of the resignation and whether Tschopp, Whitcomb & Orr reviewed the interim financial statements included in the Form 10-Q filed on May 22, 2006. If Tschopp, Whitcomb & Orr performed no such review, tell us how the financial statements included in your filing comply with Item 301(b) of Regulation S-B.

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As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief